UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    May 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Exhibit No.
----------

    1.  Transaction in Own Shares dated 04 May 2004
    2.  Transaction in Own Shares dated 05 May 2004
    3.  Directors' Interests dated 05 May 2004
    4.  Base Rate Change dated 06 May 2004
    5.  Transaction in Own Shares dated 06 May 2004
    6.  Transaction in Own Shares dated 07 May 2004
    7.  Director Shareholding dated 10 May 2004
    8.  Transaction in Own Shares dated 10 May 2004
    9.  Transaction in Own Shares dated 12 May 2004
   10.  Transaction in Own Shares dated 13 May 2004
   11.  Listing Particulars dated 14 May 2004
   12.  Property Index Certificates dated 17 May 2004
   13.  Transaction in Own Shares dated 17 May 2004
   14.  Director Shareholding dated 18 May 2004
   15.  Transaction in Own Shares dated 19 May 2004
   16.  Transaction in Own Shares dated 20 May 2004
   17.  Transaction in Own Shares dated 21 May 2004
   18.  Transaction in Own Shares dated 24 May 2004
   19.  Director Shareholding dated 24 May 2004
   20.  Director Shareholding dated 25 May 2004
   21.  Transaction in Own Shares dated 25 May 2004
   22.  Trading Statement dated 27 May 2004


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 1, 2004                                 By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: June 1, 2004                                 By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

Exhibit No. 1


                                Barclays PLC

                              SHARE REPURCHASE


Barclays PLC announces that on 4th May 2004 it purchased for cancellation 525,000 of its Ordinary shares at a price of 508.21pence per share.

Exhibit No. 2


                                  Barclays PLC



                                SHARE REPURCHASE


Barclays PLC announces that on 5th May 2004 it purchased for cancellation 3,340,000 of its Ordinary shares at a price of 509.11pence per share.

Exhibit No. 3


                                                                      5 May 2004


         Notification of directors' interests: Companies Act 1985 s.329


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "trust") notified the Company on 4 May 2004 that it had between 26 April 2004 and 30 April 2004 exercised its discretion and released 14,062 ordinary shares in Barclays PLC at a price between 507.13p and 510.25p per share to participants in the Executive Share Award Scheme ("ESAS"). None of these shares were released to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (PSP & ESOS) Trust (the "PSP & ESOS trust") notified the Company on 4 May 2004 that it had on 26 April 2004 exercised its discretion and released 23,856 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan ("PSP"). None of these shares were released to directors of Barclays PLC.

3. The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the "PSP & ESOS Supplementary trust") notified the Company on 4 May 2004 that it had on 26 April 2004 exercised its discretion and released 1,719 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

4. The Company was notified on 4 May 2004 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 30 April 2004 the following directors had received ordinary shares in the Company by way of the Plan for the 2003 final dividend at a price of 508.36p per share. The number of shares received by each director, together with their total beneficial interests following the allotments are as follows:

Director                 No. of shares received     Beneficial interests

M W Barrett                               7,273                  284,929

S G Russell                                  60                   12,163

D L Roberts                                  37                   62,170


5. The Company was notified on 5 May 2004 by C J Lendrum, a director of the Company, that on 4 May 2004 he had gifted 6,008 ordinary shares in the Company to Durham University. The number of ordinary shares in the Company held beneficially by Mr Lendrum following the transaction is now 231,418.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,169,056 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4


                                                                      6 May 2004


BARCLAYS BANK INCREASING BASE RATE

Barclays Bank is increasing its base rate by 0.25 per cent to 4.25 per cent with effect from today, 6 May 2004.

Exhibit No. 5


                                  Barclays PLC

                                SHARE REPURCHASE


Barclays PLC announces that on 6th May 2004 it purchased for cancellation 7,690,000 of its Ordinary shares at a price of 506.08pence per share.

Exhibit No. 6


                                  Barclays PLC

                                Share Repurchase

Barclays PLC announces that on 7 May 2004 it purchased for cancellation 3,000,000 of its Ordinary Shares at a price of 498.3717 pence per share.

Exhibit No. 7


                                                                     10 May 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 10 May 2004 that it had between 4 May 2004 and 7 May 2004 exercised its discretion and released 73,467 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

2. The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 7 May 2004 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 502p per share:

Director            Number of Shares
Mr G A Hoffman      25
Mr C J Lendrum      25
Mr D L Roberts      25
Mr J S Varley       25

The revised total shareholding for each director following these transactions, is as follows:

Director        Beneficial Holding  Non Beneficial
                                    Holding
Mr G A Hoffman  133,005             -
Mr C J Lendrum  231,443             -
Mr D L Roberts  62,195              -
Mr J S Varley   329,600             -

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,095,589 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 8


                                  Barclays PLC

                                Share Repurchase

Barclays PLC announces that on 10 May 2004 it purchased for cancellation 2,925,000 of its Ordinary Shares at a price of 491.9973 pence per share.

Exhibit No. 9


                                  Barclays PLC

                                Share Repurchase



Barclays PLC announces that on 12 May 2004 it purchased for cancellation 4,125,000 of its Ordinary Shares at a price of 496.31 pence per share.

Exhibit No. 10


                                  Barclays PLC

                                Share Repurchase

Barclays PLC announces that on 13 May 2004 it purchased for cancellation 750,000 of its Ordinary Shares at a price of 496.1809pence per share.

Exhibit No. 11


FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:            14 May 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:            GBP15,000,000,000 Debt Issuance Programme for the
                             issue of Notes
ISSUER:                      Barclays Bank Plc
INCORPORATED IN:             The United Kingdom

Particulars relating to the programme may be obtained during the business hours throughout the period that the notes are issued under the programme and commencing from the date of this formal notice from:

Barclays Bank Plc                                   The Bank of New York
10 The South Colonnade                              One Canada Square
Canary Wharf                                        London
London                                              E14 5AL
W14 4PU

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

Exhibit No. 12


                      BARCLAYS PROPERTY INDEX CERTIFICATES
                                     "PICs"
   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index


                                                                  IPD Annual Capital           IPD Annual
                                                                    Growth Index1                Index1


Dec 2002 (as certified by IPD March 2003)                             200.90647                853.53947
Dec 2003 (as certified by IPD February 2004)                          208.76776                946.69827

                                                                Monthly Proxy Capital        Monthly Proxy
                                                                    Growth Index2                Index2

March 2004 (as certified by IPD April 2004)                             212.4                    978.2
April 2004 (as certified by IPD May 2004)                               213.6                    989.1

                                                                    Capital Growth            Total Return

In month of April 2004                                                   0.6%                     1.1%
In 2004 to end April                                                     2.3%                     4.5%

Source: Investment Property Databank Limited ("IPD")


Notes

1. The index referred to as the IPD "Annual Index" is the Investment Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.

2. IPD compiles monthly indices as proxies for the Annual Index (the "Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.


Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.

Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone : 020- 7747 1700.
Fax : 020-7839 7460.
Contact : Simon Redman or
Andrew Thomson
May 17th 2004

Exhibit No. 13


                                  Barclays PLC


                                Share Repurchase


Barclays PLC announces that on 17 May 2004 it purchased for cancellation 750,000 of its Ordinary Shares at a price of 490.8473pence per share.

Exhibit No. 14


                                                                     18 May 2004



         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 17 May 2004 that it had on 13 May 2004 exercised its discretion and purchased a total of 678,452 ordinary shares in Barclays PLC at a price of GBP5.00 per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 17 May 2004 that it had on 11 May 2004 and 12 May 2004 exercised its discretion and released a total of 13,675 ordinary shares in Barclays PLC at prices of GBP4.97 and GBP4.96 per share, respectively. None of the shares released were in respect of an award made to a director of Barclays PLC.

3. The independent trustee of the Barclays Group (ESAS) Supplementary
   Trust (the "ESAS Supplementary trust") notified the Company on 17 May 2004 that it had on 13 May 2004 purchased a total of 16,615 shares in Barclays PLC at a price of GBP5.00 per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,776,981 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 15


                                  Barclays PLC

                                Share Repurchase


Barclays PLC announces that on 19 May 2004 it purchased for cancellation 700,000 of its Ordinary Shares at a price of 501.7431pence per share.

Exhibit No. 16


                                  Barclays PLC

                                Share Repurchase

Barclays PLC announces that on 20 May 2004 it purchased for cancellation 1,450,000 of its Ordinary Shares at a price of 498.85pence per share.

Exhibit No. 17


                                  Barclays PLC

                                Share Repurchase

Barclays PLC announces that on 21 May 2004 it purchased for cancellation 3,000,000 of its Ordinary Shares at a price of 504.5053pence per share.

Exhibit No. 18

                                Barclays PLC


                              Share Repurchase



Barclays PLC announces that on 24 May 2004 it purchased for cancellation 3,500,000 of its Ordinary Shares at a price of 503.6514pence per share.

Exhibit No. 19


                                                                     24 May 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The Company was notified on 21 May 2004 by the Plan Manager of the Barclays Self Select PEP that on 14 May 2004, Mr C J Lendrum, a director of Barclays PLC, received 29 ordinary shares in the Company at a price of 494.5p per share as a result of the dividend on the shares held in the PEP for Mr Lendrum being reinvested.

Following this transaction, Mr Lendrum holds a beneficial interest in 231,472 ordinary shares in the capital of Barclays PLC.

Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,095,589 ordinary shares in Barclays PLC. Mr Lendrum, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 20


                                                                     25 May 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 24 May 2004 that it had between 19 May 2004 and 21 May 2004 exercised its discretion and released 36,101 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,740,880 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 21

                                  Barclays PLC

                                Share Repurchase



Barclays PLC announces that on 25 May 2004 it purchased for cancellation 129,909 of its Ordinary Shares at a price of 498.75pence per share.

Exhibit No. 22


                                                                   27th May 2004

                                  BARCLAYS PLC
                                 TRADING UPDATE

Barclays PLC ("Barclays") will host a conference call at 09.00 (BST) today. A recording of the conference call will be posted on the Investor Relations website.

Key trends set out below, unless stated otherwise, relate to the three months to 31st March 2004, and are compared to the corresponding three months of 2003.

Barclays re-organised its portfolio of businesses with effect from 1st January 2004. The 2003 results based on the new structure are set out in the Appendix.

Group Performance Commentary

Matthew W. Barrett, Group Chief Executive, commented: "Barclays has made a strong start to 2004, demonstrating continued success in implementing our growth strategy both in the UK and internationally."

Profit before tax increased significantly compared to the relatively weak first quarter of 2003 and was well ahead of the quarterly average for 2003.

The growth in profit before tax continued to be broadly based, with sustained income growth underpinning increased confidence to invest for the future.

Individual Business Commentary

UK Banking made a solid start to 2004. In UK Retail Banking, income increased modestly, driven by higher average assets and liabilities, although balances remained in line with end of 2003 levels. Costs remained well controlled. In UK Business Banking, income growth reflected good increases in average lending and deposit balances. Costs rose as a consequence of increased volumes.

Private Clients made a strong start to 2004 as a result of a good underlying performance, improving equity markets and the successful integration of the Charles Schwab Europe business which was acquired in the first quarter of 2003. The Gerrard business, which was acquired in December 2003 performed well in the first quarter. The closed life assurance activities continued to be affected by costs relating to redress for customers in respect of sales of endowment policies. International performed well during the first quarter with a good performance in Spain, driven in part by Banco Zaragozano which was acquired in the third quarter of 2003. The integration of Banco Zaragozano is ahead of plan.

Barclaycard had a good first quarter. Income growth resulted from higher average balances in both the credit card and consumer finance businesses. Higher average balances more than compensated for the modest margin pressure resulting from the increases in UK base rates. Extended credit balances in the UK at the end of the quarter were in line with end of 2003 levels. The international business continued to demonstrate good income and balance growth. Costs in Barclaycard increased, reflecting higher business volumes and increased strategic investment spend.

The Wholesale and Institutional businesses made a very strong start to 2004. Barclays Capital had an excellent quarter as a result of record levels of client activity and an improved market environment. Record levels of income were well spread, with both primary and secondary income growing very strongly. Costs increased in line with income growth as a result of increased business volumes, continued investment in the business and higher performance related costs. Barclays Global Investors performed very strongly reflecting the positive effect of increased funds under management, continued good investment performance in the active business and further growth in exchange traded funds (Global iShares).

Group Income

Operating income rose strongly, with net interest income, fees and commissions, and dealing profits all higher. Total operating income was higher than in any quarter of 2003. Income growth also reflected the inclusion, for the first time, of businesses which were acquired in 2003.

The Group net interest margin remained broadly stable; an increase in the international margin more than offset a small decline in the domestic margin.

Group Costs

Operating expenses increased broadly in line with income growth, reflecting accelerating investment, increased variable compensation due to strong profit performances, and higher business volumes. Cost growth also reflected the inclusion, for the first time, of businesses which were acquired in 2003.

Industry wide regulatory compliance programmes, such as new UK regulation of mortgages and general insurance, International Financial Reporting Standards, Sarbanes Oxley and Basel II, affected cost growth in the first quarter and will impact cost growth in 2004.

Risk Management

Asset quality remained strong; potential credit risk loan balances fell during the first quarter. Total provisions for bad and doubtful debts also fell.

In UK Retail Banking, UK Business Banking and Barclaycard, growth in average balances resulted in provisions rising in line with expectations. Arrears performance and early warning risk indicators in these businesses were stable.

Barclays Capital continued to benefit from the improved credit environment in the wholesale markets.

Capital Management

Capital ratios remained strong, and the generation of earnings exceeded the capital requirements in the business.

The share repurchase programme continues to be used as the balancing factor in capital management. In 2004 to date, Barclays has repurchased GBP600m of shares, 1.9% of issued share capital, for cancellation at a weighted average price of 495p per share.

Conference call and webcast details

The Group Finance Director's briefing of investors and analysts will be available as a live conference call at 09.00 (BST) on 27th May 2004. The telephone number is 0845-301-4020 (UK) or +44 (0) 20-8322-2037(outside UK), with the access code 'Barclays trading update'. The briefing will also be available as a live audio webcast on the investor relations website at:
www.investorrelations.barclays.co.uk/ivr/q1_update.

Results timetable

2004 interim results announced                         5th August 2004
Interim 2004 Ex Dividend Date                          18th August 2004
Interim 2004 Dividend Record Date                      20th August 2004
Interim 2004 Dividend Payment Date                     1st October 2004

For further information please contact:

Investor Relations                  Media Relations
James S Johnson/Cathy Turner        Chris Tucker/Leigh Bruce
+44 (0) 20 7699 4525/3638           +44 (0) 20 7699 3161/2658


This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances, including but not limited to UK domestic and global economic and business conditions, market related risks such as changes in interest and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements. A more detailed list of these factors is contained on pages pp110-111 of Barclays PLC Annual Report 2003 that is available on the Internet at www.investorrelations.barclays.co.uk/ivr/2004_report. Any forward looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosure that Barclays may make in documents it files with the US Securities and Exchange Commission.

                                    APPENDIX

                      REPORTING OF GROUP STRUCTURE IN 2004

As announced in October 2003, Barclays has re-organised its portfolio of businesses. This structure is better aligned to furthering the Group's strategic priorities and serving customers in the most effective manner.

From 1st January 2004, for reporting purposes, Barclays has been organised into the following business groupings.

* UK Banking, comprising
  -  UK Retail Banking
  -  UK Business Banking

* Private Clients and International, comprising
  -  Private Clients
  -  International

* Barclaycard

* Wholesale and Institutional
  -  Barclays Capital
  -  Barclays Global Investors

Group structure changes from 2003

UK Banking has been created from most of the former Personal Financial Services and Business Banking businesses. In addition UK Premier, formerly part of Barclays Private Clients is now managed as part of UK Banking. UK Banking will report at the aggregate level and in addition as UK Retail Banking, and UK Business Banking.

UK Retail Banking comprises Personal Customers, Small Business, UK Premier and Mortgages. The UK unsecured consumer lending business is now part of Barclaycard (although UK Retail Banking receives fee income for card and consumer finance business originated through the distribution network); Banca Woolwich in Italy is now part of Private Clients and International. The UK Premier business was formerly part of Barclays Private Clients. Management of activities providing Group-wide central information technology services has been transferred to UK Retail Banking. Operating expenses were previously reported within Head office functions and other operations. The net impact of this revised structure against Personal Financial Services results for 2003 is: the addition of GBP330m to operating income, the addition of GBP349m to operating expenses excluding goodwill, a reduction of GBP196m in provisions and the addition of GBP178m to profit before tax excluding goodwill and exceptional items.

UK Business Banking comprises Larger Business and Medium Business including Asset, Sales and Venture Finance. Small Business is now reported in UK Retail Banking. A small number of corporate clients and elements of the large asset leasing business previously managed within Business Banking are now managed by and reported in Barclays Capital. The net impact of this revised structure against Business Banking results for 2003 is: a reduction of GBP562m in operating income, a reduction of GBP356m in operating expenses excluding goodwill, a reduction of GBP30m in provisions and a reduction of GBP176m in profit before tax excluding goodwill and exceptional items.

Private Clients and International has been created from the former Barclays Private Clients and Barclays Africa businesses. In addition the Italian business, Banca Woolwich, formerly part of Personal Financial Services, is now managed as part of the International business. UK Premier, formerly part of Barclays Private Clients, is now part of UK Retail Banking. The net impact of this revised structure against the combined results of Barclays Private Clients and Barclays Africa for 2003 is: a reduction of GBP207m in operating income, a reduction of GBP80m in operating expenses excluding goodwill, a reduction of GBP22m in provisions and a reduction of GBP107m in profit before tax excluding goodwill and exceptional items. Private Clients and International will report at the aggregate level and in addition as Private Clients, and International.

Private Clients comprises Private Banking, Wealth Solutions (formerly Investment Management) and International Offshore Banking. The UK Premier business is now part of UK Retail Banking.

International comprises the international retail and corporate banking operations in Iberia, France, Italy, Africa and the Caribbean associated undertaking.

Barclaycard comprises the UK and international credit card operations and the UK unsecured consumer lending business which was formerly part of Personal Financial Services. A fee structure has been put in place to reflect the flows of cards and consumer finance business to Barclaycard from UK Banking. The net impact of this revised structure against Barclaycard results for 2003 is: the addition of GBP398m to operating income, the addition of GBP115m to operating expenses excluding goodwill, the addition of GBP246m to provisions and the addition of GBP37m to profit before tax excluding goodwill and exceptional items.

Barclays Capital has added a small number of corporate clients and elements of the large asset leasing business previously managed within Business Banking. The net impact of this revised structure against Barclays Capital results for 2003 is: the addition of GBP74m to operating income, the addition of GBP20m to operating expenses excluding goodwill, the addition of GBP1m to provisions and the addition of GBP53m to profit before tax excluding goodwill and exceptional items.

Head Office Functions and Other Operations: management of activities providing central information technology services has been transferred to UK Retail Banking. The impact of this revised structure, against Head Office Functions and Other Operations for 2003, is a reduction of operating expenses by GBP24m.

The restructure has had no impact on the Group profit and loss account as reported in the 2003 Annual Report. A breakdown of profit before tax excluding goodwill amortisation and exceptional items and reconciled to Group profit before tax is set out below.

In addition for each business, the 2003 profit and loss account, risk tendency, weighted risk assets, total assets and staff numbers under the new structure are also set out below.


Barclays Group profit before tax

                                                       Half-year ended
                                      2003         31.12.03      30.06.03
                                      GBPm             GBPm          GBPm
                                     _____            _____         _____
UK Retail Banking                    1,151              569           582
UK Business Banking                  1,135              568           567
                                     _____            _____         _____
UK Banking                           2,286            1,137         1,149
                                     _____            _____         _____
Private Clients                         18                8            10
International                          262              143           119
                                     _____            _____         _____
Private Clients and International      280              151           129
Barclaycard                            761              374           387
Barclays Capital                       836              398           438
Barclays Global Investors              191              100            91
Head office functions and other       (241)            (139)         (102)
operations
                                     _____            _____         _____
Profit on ordinary activities before 4,113            2,021         2,092
tax excluding goodwill and
exceptional items
Exceptional items                        4                5            (1)
Profit before tax excluding goodwill 4,117            2,026         2,091
amortisation
Goodwill relating to associated         (7)              (4)           (3)
undertakings
Goodwill amortisation                 (265)            (140)         (125)
                                     _____            _____         _____
Profit before tax                    3,845            1,882         1,963
                                     =====            =====         =====



UK Banking
                                                    Half-year ended
                                      2003         31.12.03      30.06.03
                                      GBPm             GBPm          GBPm
Net interest income                  3,301            1,667         1,634
Net fees and commissions             1,807              926           881
Other operating income                 397              217           180
                                     _____            _____         _____
Operating income                     5,505            2,810         2,695
Operating expenses excluding
goodwill and restructuring costs    (2,813)          (1,464)       (1,349)
Restructuring costs                    (90)             (46)          (44)
                                     _____            _____         _____
Operating expenses excluding        (2,903)          (1,510)       (1,393)
goodwill
Operating profit before provisions   2,602            1,300         1,302
excluding goodwill
Provisions for bad and doubtful       (326)            (169)         (157)
debts
                                     _____            _____         _____
Operating profit excluding goodwill  2,276            1,131         1,145
Profit from associated undertakings     10                6             4
                                     _____            _____         _____
Profit on ordinary activities before
tax excluding goodwill and
exceptional items                    2,286            1,137         1,149
                                     =====            =====         =====


UK Retail Banking
                                                      Half-year ended
                                      2003         31.12.03      30.06.03
                                      GBPm             GBPm           GBPm
Net interest income                  2,000            1,003           997
Net fees and commissions             1,074              550           524
Other operating income                 365              204           161
                                     _____            _____         _____
Operating income                     3,439            1,757         1,682
Operating expenses excluding
goodwill and restructuring costs    (2,124)          (1,116)       (1,008)
Restructuring costs                    (64)             (31)          (33)
                                     _____            _____         _____
Operating expenses excluding        (2,188)          (1,147)       (1,041)
goodwill
Operating profit before provisions   1,251              610           641
excluding goodwill
Provisions for bad and doubtful       (107)             (45)          (62)
debts
                                     _____            _____         _____
Operating profit excluding goodwill  1,144              565           579
Profit from associated undertakings      7                4             3
                                     _____            _____         _____
Profit on ordinary activities before
tax excluding goodwill and
exceptional items                    1,151              569           582
                                     =====            =====         =====




UK Business Banking
                                                      Half-year ended
                                      2003         31.12.03      30.06.03
                                      GBPm             GBPm          GBPm
Net interest income                  1,301              664           637
Net fees and commissions               733              376           357
Other operating income                  32               13            19
                                     _____            _____         _____
Operating income                     2,066            1,053         1,013
Operating expenses excluding
goodwill and restructuring costs      (689)            (348)         (341)
Restructuring costs                    (26)             (15)          (11)
                                     _____            _____         _____
Operating expenses excluding          (715)            (363)         (352)
goodwill
Operating profit before provisions   1,351              690           661
excluding goodwill
Provisions for bad and doubtful       (219)            (124)          (95)
debts
                                     _____            _____         _____
Operating profit excluding goodwill  1,132              566           566
Profit from associated undertakings      3                2             1
                                     _____            _____         _____
Profit on ordinary activities before
tax excluding goodwill and
exceptional items                    1,135              568           567
                                     =====            =====         =====



Private Clients and International

                                                      Half-year ended
                                      2003         31.12.03      30.06.03
                                      GBPm             GBPm           GBPm
Net interest income                    749              410           339
Net fees and commissions               683              364           319
Other operating income                  36               24            12
                                     _____            _____         _____
Operating income                     1,468              798           670
Operating expenses excluding
goodwill and restructuring costs    (1,027)            (552)         (475)
Restructuring costs                    (69)             (56)          (13)
                                     _____            _____         _____
Operating expenses excluding        (1,096)            (608)         (488)
goodwill
Operating profit before provisions     372              190           182
excluding goodwill
Provisions for bad and doubtful        (36)             (22)          (14)
debts
                                     _____            _____         _____
Operating profit
- ongoing business                     336              168           168
Profit from associated undertakings     24               15             9
                                     _____            _____         _____
Profit on ordinary activities before
tax excluding goodwill and
exceptional items - ongoing business   360              183           177
Contribution from closed life          (80)             (32)          (48)
assurance activities
                                     _____            _____         _____
Profit on ordinary activities before
tax excluding goodwill and
exceptional items                      280              151           129
                                     =====            =====         =====



Private Clients

                                                Half-year ended
                                      2003         31.12.03      30.06.03
                                      GBPm             GBPm          GBPm
Net interest income                    288              148           140
Net fees and commissions               394              206           188
Other operating income                   4                1             3
                                     _____            _____         _____
Operating income                       686              355           331
Operating expenses excluding
goodwill and restructuring costs      (548)            (285)         (263)
Restructuring costs                    (37)             (29)           (8)
                                     _____            _____         _____
Operating expenses excluding          (585)            (314)         (271)
goodwill
Operating profit before provisions     101               41            60
excluding goodwill
Provisions for bad and doubtful         (3)              (1)           (2)
debts
                                     _____            _____         _____
Operating profit
- ongoing business                      98               40            58
                                     _____            _____         _____
Profit on ordinary activities before
tax excluding goodwill and
exceptional items - ongoing business    98               40            58
Contribution from closed life          (80)             (32)          (48)
assurance activities
                                     _____            _____         _____
Profit on ordinary activities before
tax excluding goodwill and
exceptional items                       18                8            10
                                     =====            =====         =====


International

                                                Half-year ended
                                      2003         31.12.03      30.06.03
                                      GBPm             GBPm           GBPm
Net interest income                    461              262           199
Net fees and commissions               289              158           131
Other operating income                  32               23             9
                                     _____            _____         _____
Operating income                       782              443           339
Operating expenses excluding
goodwill and restructuring costs      (479)            (267)         (212)
Restructuring costs                    (32)             (27)           (5)
                                     _____            _____         _____
Operating expenses excluding          (511)            (294)         (217)
goodwill
Operating profit before provisions     271              149           122
excluding goodwill
Provisions for bad and doubtful        (33)             (21)          (12)
debts
                                     _____            _____         _____
Operating profit excluding goodwill    238              128           110
Profit from associated undertakings     24               15             9
                                     _____            _____         _____
Profit on ordinary activities before
tax excluding goodwill and
exceptional items                      262              143           119
                                     =====            =====         =====



Barclaycard

                                                      Half-year ended
                                      2003         31.12.03      30.06.03
                                      GBPm             GBPm          GBPm
Net interest income                  1,555              804           751
Net fees and commissions               670              347           323
Other operating income                   3                3             -
                                     _____            _____         _____
Operating income                     2,228            1,154         1,074
Operating expenses excluding
goodwill and restructuring costs      (746)            (399)         (347)
Restructuring costs                    (15)             (10)           (5)
                                     _____            _____         _____
Operating expenses excluding          (761)            (409)         (352)
goodwill
Operating profit before provisions   1,467              745           722
excluding goodwill
Provisions for bad and doubtful       (708)            (373)         (335)
debts
                                     _____            _____         _____
Operating profit excluding goodwill    759              372           387
Profit from joint ventures               2                2             -
                                     _____            _____         _____
Profit on ordinary activities before
tax excluding goodwill and
exceptional items                      761              374           387
                                     =====            =====         =====




Wholesale and Institutional - Barclays Capital
                                                     Half-year ended
                                      2003         31.12.03      30.06.03
                                      GBPm             GBPm          GBPm
Net interest income                  1,024              509           515
Dealing profits                      1,042              515           527
Net fees and commissions               551              298           253
Other operating income                 109               61            48
                                     _____            _____         _____
Operating income                     2,726            1,383         1,343
Operating expenses excluding
goodwill and restructuring costs    (1,626)            (857)         (769)
Restructuring costs                    (12)              (6)           (6)
                                     _____            _____         _____
Operating expenses excluding
goodwill                            (1,638)            (863)         (775)
Operating profit before provisions   1,088              520           568
Provisions for bad and doubtful       (253)            (122)         (131)
debts
                                     _____            _____         _____
Operating profit excluding goodwill    835              398           437
Profit from associated undertakings      1                -             1
                                     _____            _____         _____
Profit on ordinary activities before
tax excluding goodwill and
exceptional items                      836              398           438
                                     =====            =====         =====




Wholesale and Institutional - Barclays Global Investors

                                                      Half-year ended
                                      2003         31.12.03      30.06.03
                                      GBPm             GBPm          GBPm
Net interest income                      9                4             5
Net fees and commissions               662              356           306
Other operating income                   1                1             -
                                     _____            _____         _____
Operating income                       672              361           311
Operating expenses excluding
goodwill and restructuring costs      (473)            (253)         (220)
Restructuring costs                     (7)              (7)            -
                                     _____            _____         _____
Operating expenses excluding          (480)            (260)         (220)
goodwill
Operating profit excluding goodwill    192              101            91
Loss from joint ventures                (1)              (1)            -
                                     _____            _____         _____
Profit on ordinary activities before   191              100            91
tax excluding goodwill
                                     =====            =====         =====




Head office functions and other operations

                                               Half-year ended
                                       2003         31.12.03      30.06.03
                                       GBPm             GBPm          GBPm
Head office functions and central     (200)            (124)          (76)
items
Transition businesses                  (25)              (5)          (20)
Restructuring costs                    (16)             (10)           (6)
                                     _____            _____         _____
Loss on ordinary activities before    (241)            (139)         (102)
tax excluding goodwill and
exceptional items
                                     =====            =====         =====



Risk Tendency
                                                   Half-year ended
                                               31.12.03     30.06.03
                                                   GBPm         GBPm
                                                _______       ______
UK Retail Banking                                   150          185
UK Business Banking                                 225          225
                                                _______       ______
UK Banking                                          375          410
                                                _______       ______
Private Clients                                       5            5
International                                        70           45
                                                _______       ______
Private Clients and International                    75           50
Barclaycard                                         775          710
Barclays Capital                                    145          200
Transition businesses                                20           20
                                                _______       ______
                                                  1,390        1,390
                                                =======       ======

Total assets1 and weighted risk assets


                                   Total assets      Weighted risk assets
                               31.12.03   30.06.03   31.12.03    30.06.03
                                   GBPm       GBPm       GBPm        GBPm
                              _________   ________   ________   _________
UK Retail Banking                67,001     66,415     35,835      36,022
UK Business Banking              43,994     43,114     48,647      47,040
                              _________   ________   ________   _________
UK Banking                      110,995    109,529     84,482      83,062
                              _________   ________   ________   _________
Private Clients                   4,395      4,944      3,240       2,984
International                    22,097     16,226     14,944      12,572
                              _________   ________   ________   _________
Private Clients and              26,492     21,170     18,184      15,556
International
Barclaycard                      20,348     19,054     18,334      17,571
Barclays Capital                268,702    279,963     65,149      62,082
Barclays Global Investors           533        607      1,137       1,083
Head office functions and         3,709      4,792      1,711       2,060
other operations
Goodwill                          4,406      3,867          -           -
Retail life-fund assets           8,077      7,642          -           -
                              _________   ________   ________   _________
                                443,262    446,624    188,997     181,414
                              =========   ========   ========   =========

1Comparatives for June 2003 and December 2003 have been restated to reduce own shares and shareholders' funds by GBP100m at 30th June 2003 and GBP99m at 31st December 2003 consequent to the adoption of UITF 38.



Staff numbers

                                              31.12.03    30.06.03
Number of staff at period end:
                                               _______     _______
UK Retail Banking                               32,400      33,600
UK Business Banking                              8,800       9,200
                                               _______     _______
UK Banking                                      41,200      42,800
                                               _______     _______
Private Clients                                  6,900       6,200
International                                   12,100      10,700
                                               _______     _______
Private Clients and International               19,000      16,900
Barclaycard                                      6,200       5,900
Barclays Capital                                 5,800       5,300
Barclays Global Investors                        2,000       2,000
Head office functions and other operations         600         700
                                               _______     _______
Total Group permanent and contract staff        74,800      73,600
worldwide
Temporary and agency staff worldwide             4,100       3,800
                                               _______     _______
Total including temporary and agency staff      78,900      77,400
                                               =======     =======